Exhibit 99.77(o)

ITEM 77O - Transactions effected pursuant to Rule 10f-3

Fund Name	Security Name	Date of Purchase	Broker/Dealer Purchased From	Affiliated/Principal Underwriter of Syndicate
VY® JPMorgan Mid Cap Value Portfolio	Treehouse Foods, Inc. (THS) Secondary	1/21/2016	BofA Merrill Lynch	JPMorgan Securities

VY® JPMorgan Mid Cap Value Portfolio	EQT Corp.	5/3/2016	Credit Suisse	JPMorgan Securities